SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(a)

                       (Amendment No. 3)*

                       RADISYS CORPORATION
                    -------------------------
                        (Name of Issuer)

                 Common Stock, $0.001 par value
                    -------------------------
                 (Title of Class of Securities)

                           750459 10 9
                    -------------------------
                         (CUSIP Number)

                        F. Thomas Dunlap
      Senior Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
                    -------------------------
          {Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        January 25, 2001
                    -------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                          Page 1 of 10

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CUSIP No. 750459 10 9     Schedule 13D/A       Page 2 of 10 Pages

1.   NAME OF REPORTING PERSON                  Intel Corporation
     S.S.  OR  I.R.S. IDENTIFICATION  NO.  OF         94-1672743
     ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF          (a) [   ]
     A GROUP**                                         (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS**                                        WC

5.   CHECK   BOX  IF  DISCLOSURE   OF   LEGAL              [   ]
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware

  NUMBER OF   7.     SOLE VOTING POWER                 1,403,170
   SHARES
BENEFICIALLY  8.     SHARED VOTING POWER                     -0-
  OWNED BY
    EACH      9.     SOLE DISPOSITIVE POWER            1,403,170
  REPORTING
 PERSON WITH  10.    SHARED DISPOSITIVE POWER                -0-

11.  AGGREGATE AMOUNT BENEFICIALLY  OWNED  BY           1,403,170
     EACH REPORTING PERSON

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW               [   ]
     (11) EXCLUDES CERTAIN SHARES**

13.  PERCENT  OF CLASS REPRESENTED BY  AMOUNT                8.2%
     IN ROW (11)

14.  TYPE OF REPORTING PERSON                                  CO

**SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 750459 10 9     Schedule 13D/A       Page 3 of 10 Pages

Intel Corporation ("Intel" or the "Reporting Person") hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on May 9, 1996, as previously amended, with respect to the Common Stock (the "Common Stock") of Radisys Corporation. ("Radisys" or the "Issuer").


Item 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation (the "Reporting Person")

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer of microcomputer components, modules and systems.

          (d)    Criminal Proceedings:

                 During the last five years, neither the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the
                 Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)    State of Incorporation:   Delaware

          Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

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CUSIP No. 750459 10 9     Schedule 13D/A       Page 4 of 10 Pages

Item 4.   Purpose of the Transaction

          The Reporting Person presently holds the Securities as an investment. Depending upon the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person will from time to time explore opportunities for liquidating all or a portion of the Securities, through one or more sales pursuant to public or private offerings or otherwise. The Reporting Person may determine to retain some portion of the Securities as an investment.

Item 5.   Interest in Securities of the Issuer.

          (a)    Number of Shares Beneficially Owned:  1,403,170
                 shares

                 Percent of Class:  8.2% of the Issuer's
                 outstanding Common Stock (based upon 17,162,880 shares of Common Stock outstanding, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2000).

          (b)    Sole Power to Vote, Dispose of or Direct the
                 Vote or Disposition of Shares:  1,403,170
                 shares

          (c)    Recent Transactions:

                 On January 25, the Reporting Person sold in multiple open market transactions for cash between January 19, 2001 and January 25, 2001, 172,500 shares of Common Stock. The Reporting Person sold an additional 203,580 shares of Common Stock in multiple open market transactions for cash between January 26, 2001 and April 4, 2001. All shares were sold pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

          (d)    Rights  with  Respect  to  Dividends  or  Sales
                 Proceeds:  N/A

          (e)    Date  of  Cessation of Five Percent  Beneficial
                 Ownership:  N/A

CUSIP No. 750459 10 9     Schedule 13D/A       Page 5 of 10 Pages

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 26, 2001

                                 INTEL CORPORATION

                                 By:  /s/F. Thomas Dunlap, Jr.
                                      ------------------------
                                      F. Thomas Dunlap, Jr.
                                      Senior Vice President,
                                      General Counsel and
                                      Secretary






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CUSIP No. 750459 10 9     Schedule 13D/A       Page 6 of 10 Pages

                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director.   All
Directors are United States citizens except as indicated below.

Name:             Craig R. Barrett

Business          Intel   Corporation,   2200   Mission   College
Address:          Boulevard, Santa Clara, CA 95052

Principal         President and Chief Executive Officer
Occupation:

Name, principal   Intel    Corporation,   a    manufacturer    of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          BP  Amoco  p.l.c., Britannic House, 1 Finsbury
Address:          Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   BP Amoco p.l.c., an integrated oil company.
business and      Britannic House, 1 Finsbury Circus
address of        London EC2M 7BA
corporation or
other
organization in
which employment
is conducted:

Citizenship:      British


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CUSIP No. 750459 10 9     Schedule 13D/A       Page 7 of 10 Pages

Name:             Winston H. Chen

Business          Paramitas  Foundation,  3945  Freedom  Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          Intel   Corporation,  2200   Mission   College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Chairman of the Board of Directors
Occupation:

Name, principal   Intel    Corporation,   a   manufacturer    of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          The  Arbor  Company, 1340  Arbor  Road,  Menlo
Address:          Park, CA 94025

Principal         Chairman
Occupation:

Name, principal   The   Arbor  Company,  a  limited  partnership
business and      engaged   in  the  electronics  and   computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:


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CUSIP No. 750459 10 9     Schedule 13D/A       Page 8 of 10 Pages

Name:             Gordon E. Moore

Business          Intel   Corporation,  2200   Mission   College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Chairman Emeritus of the Board of Directors
Occupation:

Name, principal   Intel    Corporation,   a   manufacturer    of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David S. Pottruck

Business          The Charles Schwab Corporation, 101 Montgomery
Address:          Street, San Francisco, CA 94104

Principal         President and Co-Chief Executive Officer
Occupation:

Name, principal   The  Charles  Schwab Corporation, a  financial
business and      services provider
address of        101 Montgomery Street
corporation or    San Francisco, CA 94104
other
organization in
which employment
is conducted:


Name:             Jane E. Shaw

Business          AeroGen,  Inc., 1310 Orleans Drive, Sunnyvale,
Address:          CA 94089

Principal         Chairman and Chief Executive Officer
Occupation:

Name, principal   AeroGen,   Inc.,  a  pulmonary  drug  delivery
business and      company
address of        1310 Orleans Drive
corporation or    Sunnyvale, CA 94089
other
organization in
which employment
is conducted:

CUSIP No. 750459 10 9     Schedule 13D/A       Page 9 of 10 Pages

Name:             Leslie L. Vadasz

Business          Intel   Corporation,  2200   Mission   College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Executive  Vice  President;  President,  Intel
Occupation:       Capital

Name, principal   Intel    Corporation,   a   manufacturer    of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard  Business  School,  Morgan  Hall  215,
Address:          Soldiers Field Park Road, Boston, MA 02163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard   Business  School,   an   educational
business and      institution.
address of        Morgan Hall 215,Soldiers Field Park Road
corporation or    Boston, MA 02163
other
organization in
which employment
is conducted:


Name:             Charles E. Young

Business          University  of Florida, 226 Tigert Hall,  P.O.
Address:          Box 113150, Gainesville, FL 32610

Principal         President of the University of Florida
Occupation:

Name, principal   University of Florida
business and      226 Tigert Hall
address of        P.O. Box 113150
corporation or    Gainesville, FL 32610
other
organization in
which employment
is conducted:

CUSIP No. 750459 10 9     Schedule 13D/A      Page 10 of 10 Pages

                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:       Andy D. Bryant
Title:      Executive   Vice  President,  Chief   Financial   and
            Enterprise Services Officer

Name:       Sean M. Maloney
Title:      Executive  Vice  President;  General  Manager,  Intel
            Communications Group

Name:       Paul S. Otellini
Title:      Executive  Vice  President;  General  Manager,  Intel
            Architecture Business Group

Name:       Michael R. Splinter
Title:      Executive Vice President; General Manager, Sales  and
            Marketing Group

Name:       F. Thomas Dunlap, Jr.
Title:      Senior Vice President, General Counsel and Secretary

Name:       Robert J. Baker
Title:      Vice  President; Co-General Manager,  Technology  and
            Manufacturing Group

Name:       Arvind Sodhani
Title:      Vice President, Treasurer